UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 4, 2010.

Luxottica: monthly update on share buyback program

Milan, Italy — January 4, 2010 - In connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009 and launched on November 16, 2009, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that during the month of December it purchased under that buyback program an aggregate amount of 682,154 treasury shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.35, for an aggregate amount of Euro 11,834,145.

In parallel, Luxottica Group’s subsidiary, Arnette Optics Illusions Inc., sold during the same period on the MTA an aggregate amount of 937,307 treasury shares, at an average unit price of Euro 17.27, for an aggregate amount of Euro 16,184,417.

From the beginning of the program, Luxottica Group purchased an aggregate total amount of 1,352,154 treasury shares, at an average unit price of Euro 17.13, for an aggregate amount of Euro 23,166,429. In parallel, Luxottica Group’s subsidiary Arnette Optics Illusions Inc. sold an aggregate total amount of 1,587,307 treasury shares, at an average unit price of Euro 17.18, for an aggregate amount of Euro 27,271,272.

Contacts Luxottica Group

Ivan Dompé	Alessandra Senici
Group Director of Corporate Communications	Group Director of Investor Relations
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4718
Email: ivan.dompe@luxottica.com	Email: InvestorRelations@Luxottica.com

Luca Biondolillo
SVP of International Corporate Communications
Tel.: +1 (516) 918 3100
Email: LBiondolillo@us.luxottica.com

EXHIBIT INDEX

Exhibit Number	Exhibit
4.21

Amendment Agreement, dated November 27, 2009, for Luxottica U.S. Holdings Corp., as Borrower, arranged by Banc of America Securities Limited, acting as Agent, relating to the Bridge Facility Agreement, dated October 12, 2007, as amended on April 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: January 4, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER